Cantor Fitzgerald Income Trust, Inc.

110 E. 59th Street

New York, NY 10022

August 10, 2020

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cantor Fitzgerald Income Trust, Inc.
Withdrawal of Registration Statement on Form S-3 (File No. 333-242259)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Cantor Fitzgerald Income Trust, Inc. (the “Registrant”) hereby respectfully requests the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of its Registration Statement on Form S-3 (File No. 333-242259), together with all exhibits thereto, initially filed with the Securities and Exchange Commission (the “Commission”) on August 7, 2010 (the “Registration Statement”). The Registration Statement has not been declared effective, and none of the Registrant’s securities have been sold pursuant to the Registration Statement.

At the Staff’s request, the Registrant is withdrawing the Registration Statement because of a filing error relating to the EDGAR technical coding. The Form S-3 was incorrectly coded and filed as “S-3” whereas the Company intended it to be filed with the Commission with the code “S-3D.” The Company will refile the Form S-3 with the code “S-3D” promptly after the withdrawal of the Form S-3 is effective.

Sincerely,
/s/ Paul Pion
Paul M. Pion Chief Financial Officer

cc:	Joseph A. Herz, Esq.

Yuta N. Delarck, Esq.